Exhibit (a)(1)(g)

This announcement is not an offer to purchase or a solicitation of an offer to sell Ordinary Shares or ADSs (each as defined below). The Offer (as defined below) is made upon the terms and subject to the conditions set forth in the Offer to Purchase (as defined below), dated as of September 11, 2023, and the accompanying Ordinary Share Acceptance Form and ADS Letter of Transmittal, and is being made to all holders of Ordinary Shares and to all holders of ADSs. The making of the Offer in jurisdictions other than the United States may be restricted or prohibited by law. Purchaser (as defined below) is currently not aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If Purchaser becomes aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Ordinary Shares or ADSs, Purchaser will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply, Purchaser will not make the Offer to holders of Ordinary Shares or ADSs in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All of the Outstanding Ordinary Shares

including

American Depositary Shares Representing Ordinary Shares

of

Sequans Communications S.A.

for

U.S. $0.7575 Per Ordinary Share

and

U.S. $3.03 Per American Depositary Share

by

Renesas Electronics Europe GmbH

a direct wholly owned subsidiary

of

Renesas Electronics Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 6, 2023, UNLESS THE OFFER IS EXTENDED.

Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), is a direct wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent”). Purchaser is offering to purchase all of the outstanding ordinary shares, nominal value €0.01 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs,” and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”)), of Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes (see “The Tender Offer—Terms of the Offer—Consideration and Payment” of the Offer to Purchase (as defined below)), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 11, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). No fraction of Ordinary Shares or ADSs will be purchased from any holder, and all payments to tendering holders of Ordinary Shares or ADSs pursuant to the Offer to Purchase will be rounded to the nearest whole cent. No interest will be paid on the Offer Price for Ordinary Shares or ADSs pursuant to the Offer.

The Offer will expire at one minute after 11:59 p.m., New York City time, on October 6, 2023, unless extended (the latest time and date at which the Offer will expire is referred to as the “Expiration Date”).

After the Expiration Date, if all of the conditions to the Offer have been satisfied (including the Minimum Condition, as defined below) or, to the extent legally permitted, waived by the Expiration Date, Purchaser expects to provide for a subsequent offering period of at least 10 calendar days (the “Subsequent Offering Period”) during which tenders of Ordinary Shares and ADSs will be accepted in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934 (the “Exchange Act”). Holders of Ordinary Shares or ADSs tendering into the Subsequent Offering Period will receive the same price per Ordinary Share and ADS, respectively, as will be paid in the initial offer period pursuant to the Offer to Purchase. Purchaser will not pay any interest on the Offer Price for Ordinary Shares or ADSs tendered during the initial offer period or the Subsequent Offering Period. During the Subsequent Offering Period, it is expected that the Bank of New York Mellon, as the depositary of the ADSs (the “ADS Depositary”), will tender the Ordinary Shares underlying any untendered ADSs to Purchaser in exchange for the Offer Price promptly following the Expiration Date, and the ADS Depositary will hold such aggregate cash payment in trust for the benefit of the holders of such non-tendered ADSs. The ADS Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes.

The Offer is being made pursuant to that certain Memorandum of Understanding, dated as of August 4, 2023, by and between Parent and Sequans as amended by Amendment No. 1 to the Memorandum of Understanding, dated September 2, 2023 (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “MoU”). The MoU is described in detail in the Offer to Purchase (see “Special Factors—Memorandum of Understanding; Other Agreements”). Under the terms of the MoU, the Offer is subject to the satisfaction or waiver of various conditions, including (i) that immediately prior to the expiration of the Offer, the number of Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered pursuant to the Offer (and not properly withdrawn prior to the expiration of the Offer), Unsellable Company Shares (as defined in “Special Factors—The Memorandum of Understanding; Other Agreements—Memorandum of Understanding—Treatment of Equity Awards”) for which the Unsellable Share Liquidity Mechanism (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—Memorandum of Understanding—Treatment of Equity Awards”) has been entered into (and not properly withdrawn prior to the expiration of the Offer and which underlying Unsellable Company Shares will cease to be subject to a lock- up period within three months following the time that Purchaser accepts for payment and pays for the Company Shares validly tendered pursuant to the Offer that have not been properly withdrawn (the “Offer Acceptance Time”)) and Ordinary Shares then beneficially owned by Parent, Purchaser or Sequans (if any), represents at least 90% (or, in Parent or Purchaser’s sole discretion, a lower percentage, provided that in no event will such percentage be lower than 67%) of, without duplication, (a) all Ordinary Shares (including Ordinary Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, restricted share awards, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding (other than shares issuable pursuant to two convertible promissory notes issued by Sequans due April 9, 2024 and April 16, 2024, respectively (the “Convertible Notes”)), regardless of whether or not then vested, but, in each case, after giving effect to the cancellation of any options, restricted shares or warrants in the manner set forth in the MoU (the “Minimum Condition”) (see “Special Factors—Memorandum of Understanding; Other Agreements—Condition to Consummation of the Offer—Minimum Condition”); (ii) that certain regulatory approvals have been granted or obtained, unless waived by Parent in its sole discretion (see “Special Factors—Memorandum of Understanding; Other Agreements—Memorandum of Understanding—Regulatory Approvals”) and (iii) Parent’s receipt of confirmation of the tax treatment regarding the Post-Offer Reorganization (as defined below) from Japanese tax authorities (see “The Tender Offer—Conditions of the Offer”). The Offer is subject to other important conditions set forth in the Offer to Purchase (see “The Tender Offer—Conditions of the Offer”). There is no financing condition to the Offer.

Subject to the terms of the MoU and applicable law, the period during which the Offer remains open may be extended at any time and from time to time. Pursuant to the MoU, if the then-scheduled expiration of the Offer Conditions (as defined in the MoU) shall not have been satisfied (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time) or waived by Parent or Purchaser if permitted under the MoU, then Parent shall cause Purchaser to extend the Offer for one or more successive periods of not more than 10 business days each in order to permit the satisfaction of such conditions, provided that the Offer does not extend past the earlier of (i) the termination of the MoU pursuant to the terms thereunder; and (ii) March 4, 2024 (the “Outside Date”); provided, however, that, if at any scheduled Expiration Date the only unsatisfied Offer Condition (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time) is the Minimum Condition, Purchaser shall not be required to extend the Offer for more than a total of thirty business days (for this purpose, commencing on the first business day following the then-scheduled Expiration Date and calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (such extension, the “Minimum Condition Extension”); provided, further that any extension of the Offer does not extend past the earlier of (i) the termination of the MoU pursuant to its terms, or (ii) the Outside Date; provided that, if all of the conditions other than the Regulatory Approvals (as defined in “The Tender Offer—Legal Matters; Required Regulatory Approvals”) shall have been satisfied or waived by Purchaser, either Purchaser or Sequans may extend the Outside Date until June 4, 2024 (any such extension, a “Regulatory Extension”). Notwithstanding anything to the contrary in the foregoing, in the event Purchaser commences a Minimum Condition Extension which is less than thirty business days prior to the Outside Date, the Outside Date shall be extended to permit a thirty business day Minimum Condition Extension. In the event of a Regulatory Extension, the maximum Minimum Condition Extension shall be the shorter of (i) thirty business days and (ii) such shorter period terminating on the first scheduled Expiration Date that would occur following the extended Outside Date. Parent shall cause Purchaser to extend the Offer for any period or periods required by applicable law, rules, regulations, interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”) of its staff, or any of the rules and regulations, including listing standards, of The New York Stock Exchange (the “NYSE”).

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if Purchaser waives a material condition of the Offer, such change or waiver will be promptly disseminated to all shareholders of Sequans (including ADS holders) in a manner reasonably designed to inform them of such change or waiver and the Offer will be extended to the extent required by U.S. federal securities laws. In the event of an extension, all of the Ordinary Shares or ADSs validly tendered into and not properly withdrawn from the Offer will remain subject to the Offer. Under such extension, each holder will continue to have the right to withdraw Ordinary Shares or ADSs previously tendered. All holders of the Ordinary Shares or ADSs that validly tender, and do not withdraw, their Company Shares into the Offer prior to the expiration of the Offer, will receive the same price per Ordinary Share or ADS, as applicable, regardless of whether they tendered before or during any extension period of the Offer.

The Board of Directors of Sequans (the “Sequans Board”) considers that the proposed Offer is (i) in the best interests of Sequans, its employees and its shareholders and ADS holders, (ii) fair to Sequans’ shareholders and ADS holders and (iii) recommends that the shareholders and ADS holders of Sequans accept the Offer and tender their Ordinary Shares and ADSs pursuant to the Offer. A more complete description of the reasons for the Sequans Board’s approval of the transactions contemplated by the MoU, including the Offer, will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and Transaction Statement on Schedule 13E-3 to be prepared by Sequans and filed with the SEC and mailed to all Sequans shareholders. All shareholders (including ADS holders) should carefully read the information set forth in the Schedule 14D-9 in its entirety, including the information to be set forth under the sub-heading “Background and Reasons for the Recommendation” of the Schedule 14D-9. Such information will be available at the SEC’s website at www.sec.gov when filed by Sequans.

Concurrently with the execution of the MoU, Parent has entered into tender and support agreements with each member of the Sequans Board and certain executive officers, in each case in their capacity as shareholders of Sequans, and certain other shareholders of Sequans, pursuant to which the signatories thereto have agreed, among other things, to tender all of his/her/its Company Shares pursuant to the Offer and to vote in favor of all of the resolutions related to the Offer, including the Post-Offer Reorganization (as defined below). The signatories have also agreed to not tender their equity or vote in favor of an alternate acquisition proposal or solicit competing proposals or transfer any of their Company Shares, subject to certain permitted transfers. (see “The Tender Offer— Memorandum of Understanding; Other Agreements— Other Agreements—Tender and Support Agreements” of the Offer to Purchase).

Following the completion of the Offer, the parties intend to consummate a series of transactions (the “Post-Offer Reorganization”) intended to ensure that Parent will become, ultimately, the sole (indirect) owner of Sequans’ businesses and operations, and that in exchange therefor, each holder of Company Shares that did not tender its Company Shares in the Offer is entitled to receive (subject to the completion of such transactions) statutory compensation under applicable law for their Company Shares, without interest and subject to any applicable taxes. However, Parent may elect, in its sole discretion, to not effect the Post-Offer Reorganization, to effect the Post-Offer Reorganization in part, take alternative action to effectuate a corporate reorganization in a different way, or not to effect any corporate reorganization. See “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations” of the Offer to Purchase for a further description of the Post-Offer Reorganization.

If you are a registered holder of American Depositary Receipts (“ADRs”) evidencing ADSs and you intend to tender your ADRs into the Offer, you should timely send the ADRs, together with a properly completed and duly executed ADS Letter of Transmittal bearing your original signature and all other documents required by the ADS Letter of Transmittal, to the Bank of New York Mellon (the “Tender Agent”) at the address set forth on the back cover of the Offer to Purchase. Your ADRs, ADS Letter of Transmittal and all other required documents must be received by the ADS Tender Agent before one minute after 11:59 p.m., New York City time, on the Expiration Date. In some circumstances, your signature on the ADS Letter of Transmittal or the signature of an endorser of the tendered ADRs must be guaranteed under the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (a signature guarantee of that kind, a “Medallion Guarantee”).

If you hold uncertificated ADSs registered in your name on the books of the ADS depositary, a properly completed and duly executed ADS Letter of Transmittal bearing your original signature, and all other documents required by the ADS Letter of Transmittal, must be received by the ADS Tender Agent before one minute after 11:59 p.m., New York City time, on the Expiration Date. In some circumstances, your signature on the ADS Letter of Transmittal must be guaranteed by a Medallion Guarantee.

If you hold your ADSs through a broker or other securities intermediary, you must contact such securities intermediary and have the securities intermediary tender your ADSs on your behalf through The Depository Trust Company (“DTC”) before one minute after 11:59 p.m., New York City time, on the Expiration Date. Further, before one minute after 11:59 p.m., New York City time, on the Expiration Date, the Tender Agent must receive (i) a confirmation of such tender and (ii) an Agent’s Message (as defined in “The Tender Offer—Procedures for Tendering into the Offer—Tender of ADSs” of the Offer to Purchase). DTC, participants in DTC, and other securities intermediaries are likely to establish cut-off times and dates that are earlier than one minute after 11:59 p.m., New York City time, on the Expiration Date to receive instructions to tender ADSs. You should contact your broker or other securities intermediary to determine the cut-off time and date that is applicable to you. In certain cases, ADS holders may tender in accordance with procedures for guaranteed delivery described in the Offer to Purchase (see “The Tender Offer—Procedures for Tendering into the Offer—Guaranteed Delivery Procedures” of the Offer to Purchase).

If you are a holder of Ordinary Shares that are not represented by ADSs, and if you intend to tender all or any portion of such Ordinary Shares into the Offer, you should deliver a properly completed Ordinary Share Acceptance Form, and all other documents required by the Ordinary Share Acceptance Form, to the Tender Agent to be received prior to one minute after 11:59 p.m., New York City time, on the Expiration Date.

In any event, if you are a holder of ADSs and you intend to tender all or any portion of such ADSs into the Offer, or if you are a holder of Ordinary Shares and you intend to tender all or any portion of your Ordinary Shares into the Offer, in each case, you must follow the applicable procedures set forth in the Offer to Purchase.

Payment for Ordinary Shares tendered and accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for all of the Ordinary Shares validly tendered into and not withdrawn from the Offer with the Tender Agent, who will transmit payment for your tendered Ordinary Shares to you.

Payment for ADSs tendered and accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for all of the ADSs validly tendered into and not withdrawn from the Offer with the Tender Agent who will transmit payment for your tendered ADSs to you. If you hold ADSs through a broker or other securities intermediary, the Tender Agent will credit DTC, for allocation by DTC to your broker or other securities intermediary, with an amount, in U.S. dollars, equal to the aggregate ADS Offer Price of your tendered ADSs that Purchaser has accepted for payment.

All payments will be subject to any withholding taxes that may be applicable. Under no circumstances will interest be paid by Purchaser on the Offer Price pursuant to the Offer.

The Offer provides for withdrawal rights as required by U.S. federal securities laws. Therefore, you will be able to withdraw any tendered Ordinary Shares or ADSs, in accordance with the procedures set forth in “The Tender Offer—Withdrawal Rights” of the Offer to Purchase, before one minute after 11:59 p.m., New York City time, on the Expiration Date. Unless Purchaser has accepted your Ordinary Shares or ADSs for payment as provided in the Offer, you may also withdraw your tendered Ordinary Shares or ADSs at any time after the expiration of the Subsequent Offering Period. If you have tendered Ordinary Shares or ADSs, you must properly complete and duly execute a notice of withdrawal for such Ordinary Shares or ADSs, and such notice must be received by the Ordinary Shares Agent or the ADS Tender Agent, as applicable, before one minute after 11:59 p.m., New York City time, on the Expiration Date. If you hold your Ordinary Shares or ADSs through a broker or other securities intermediary, and if your securities intermediary has established a cut-off time and date for receipt of instructions to withdraw that is earlier than one minute after 11:59 p.m., New York City time, on the Expiration Date, you must contact your securities intermediary prior to its earlier cut-off time and date to request it to make the withdrawal in accordance with the applicable procedures. Under the U.S. federal securities laws, no withdrawal rights will apply to Ordinary Shares or ADSs tendered during a Subsequent Offering Period and no withdrawal rights will apply during the Subsequent Offering Period with respect to Ordinary Shares and ADSs tendered into the Offer during the initial offer period that have been accepted for payment.

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Ordinary Shares or ADSs, including questions as to the proper completion or execution of any Ordinary Share Acceptance Form, ADS Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any Ordinary Shares or ADSs, will be determined by Purchaser, in its sole discretion. Purchaser reserves the absolute right to waive any defect or irregularity in any tender of Ordinary Shares or ADSs by any holder, whether or not similar defects or irregularities are waived in the case of other holders of Ordinary Shares or ADSs. No tender of Ordinary Shares or ADSs will be deemed to have been validly made until all defects and irregularities have been cured or waived to Purchaser’s satisfaction. Purchaser also reserves the absolute right to reject any or all tenders of Ordinary Shares and ADSs determined by Purchaser not to be in proper form or for which acceptance for payment or payment may be unlawful.

The exchange of Company Shares for cash by a U.S. holder in the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder that exchanges Company Shares for cash in the Offer will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received with respect to such shares (determined before the deduction of any applicable withholding taxes) and the U.S. holder’s adjusted tax basis in such shares. A U.S. holder’s adjusted tax basis will generally equal the price the U.S. holder paid for its Company Shares. Gain or loss will also generally be determined separately for each block of Company Shares held by a U.S. holder (i.e., Company Shares acquired at the same cost in a single and separately identifiable transaction). Any such capital gain or loss will generally be long-term capital gain or loss where the U.S. holder’s holding period for such Company Shares is more than one year at the effective time of the Offer. Long-term capital gain of a non-corporate U.S. holder is generally taxed at preferential rates. There are limitations on the deductibility of capital losses.

A U.S. holder may be subject to information reporting with respect to any payments made pursuant to the Offer. In addition, backup withholding of tax will generally apply at the statutory rate (currently at 24%) to such payments, unless the U.S. holder or other applicable payee provides a taxpayer identification number, certifies that such number is correct and otherwise complies with the backup withholding rules or otherwise establishes an exemption. Each U.S. holder should complete and sign, under penalty of perjury, the IRS Form W-9 to be included as part of the letter of transmittal and return it to the payment agent, in order to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the payment agent. The receipt of cash for Company Shares pursuant to the Offer will be a taxable transaction for French tax purposes. In general, a French holder (as defined in “The Tender Offer—Tax Considerations—Material French Tax Considerations”) that sells Ordinary Shares or ADSs pursuant to the Offer will recognize a gain or loss for French tax purposes that will be subject to a different tax regime depending on whether the French holder is an individual subject to personal income tax or a company subject to corporate income tax. In general, a non- French holder (as defined in “The Tender Offer—Tax Considerations—Material French Tax Considerations—Non- French Holders”) that sells Ordinary Shares or ADSs pursuant to the Offer will not be subject to French income tax in respect of such sale of Ordinary Shares or ADSs, subject to certain exceptions. For a more complete description of the French income tax consequences of the Offer, see “The Tender Offer—Tax Considerations—Material French Tax Considerations.”

The foregoing tax-related information is only a summary of the applicable tax rules, and is given as a general guideline. Holders are urged to consult their tax advisors with respect to the specific tax consequences to them of participating in the Offer in light of their particular circumstances, including U.S. federal, state and local and non-U.S. tax consequences.

The information required to be disclosed by paragraph d(1) of Rule 14d-6 of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the Ordinary Share Acceptance Form and the ADS Letter of Transmittal accompanying the Offer to Purchase and is incorporated herein by reference. Sequans has provided Purchaser with its list of shareholders and with security position listings for the purpose of dissemination of the Offer to holders of Ordinary Shares and holders of ADSs. The Offer to Purchase, the Ordinary Share Acceptance Form and the ADS Letter of Transmittal will be mailed to record holders of Ordinary Shares and ADSs and will be furnished to brokers and other securities intermediaries whose names, or the names of whose securities intermediaries, are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of securities.

The Offer to Purchase, the Ordinary Share Acceptance Form, the ADS Letter of Transmittal, the Schedule 14D-9 and the Transaction Statement on Schedule 13E-3 contain important information. Holders of Ordinary Shares and/or ADSs should carefully read them in their entirety before any decision is made with respect to the Offer.

The Offer has not been approved or disapproved by the SEC, or any securities commission of any state of the United States, or the securities regulatory authorities of any other jurisdiction, nor has the SEC, or any state securities commission, or the securities regulatory authorities of any other jurisdiction, expressed a view with respect to the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is unlawful.

Any questions or requests for assistance may be directed to the Information Agent at its telephone numbers and address set forth below. Additional copies of the Offer to Purchase, the Ordinary Share Acceptance Form, the ADS Letter of Transmittal and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies, and such copies will be furnished promptly at Purchaser’s expense. Holders of Ordinary Shares and ADSs may also contact their broker, bank or other securities intermediary for assistance concerning the Offer.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

Holders may call toll-free:

(800) 322-2885 (from the U.S. and Canada)

From outside the U.S. and Canada:

+1 (212) 929-5500

Email: tenderoffer@mackenziepartners.com

September 11, 2023